Filed pursuant to Rule 433

Registration Statement No. 333-224523

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$2,000,000,000

REOPENING OF 2.676 % FIXED/FLOATING RATE SENIOR NOTES, DUE JUNE 2041

FINAL TERM SHEET

Dated July 20, 2020

This Final Term Sheet provides information concerning a reopening (as discussed below) of Bank of America Corporation’s 2.676% Fixed/Floating Rate Senior Notes, due June 2041 described in Pricing Supplement No. 151 dated June 16, 2020 (the “Pricing Supplement”).

Issuer:	Bank of America Corporation

Ratings of this Series:	A2 (Moody’s)/A- (S&P)/A+ (Fitch)

Title of the Series:	2.676% Fixed/Floating Rate Senior Notes, due June 2041 (the “Notes”)

Aggregate Principal Amount to be Issued in Reopening:	The purpose of this Final Term Sheet is to offer additional Notes with an aggregate principal amount of $2,000,000,000 (the “reopened notes”). The reopened notes will be a further issuance of, and form a single series with, and have the same terms as the $3,000,000,000 aggregate principal amount of Notes issued by the Issuer on June 19, 2020 (the “original notes”) pursuant to the Pricing Supplement. The reopened notes will have the same CUSIP number as the original notes and will trade interchangeably with the original notes immediately upon settlement. References to the “Notes” herein collectively refer to the reopened notes and the original notes.

Total Aggregate Principal Amount, After Giving Effect to the Reopening:	$5,000,000,000

Issue Price:	103.670% (not including Accrued Interest)

Accrued Interest:	$5,054,666.67 (from and including June 19, 2020 (the settlement date for the original notes, the “original settlement date”) to, but excluding the Reopening Settlement Date), to be paid by the purchasers of the reopened notes. If delivery of the reopened notes occurs after the scheduled Reopening Settlement Date, the purchasers will pay additional accrued interest from, and including, July 23, 2020 to, but excluding, the issue date of the reopened notes.

Selling Agents’ Commission:	0.75%

Net Proceeds to Issuer:	$2,063,454,666.67 (including Accrued Interest but deducting commissions)

Reopening Trade Date:	July 20, 2020

Reopening Settlement Date:	July 23, 2020 (T+3)

Maturity Date:	June 19, 2041

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000

Fixed Rate Coupon:	2.676% payable semi-annually in arrears from, and including, the original settlement date to, but excluding, June 19, 2040 (the “Fixed Rate Period”).

Floating Rate Coupon:	Base Rate plus 193 basis points, payable quarterly in arrears from, and including, June 19, 2040 to, but excluding, the Maturity Date (the “Floating Rate Period”).

Base Rate:

Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each quarterly Interest Period during the Floating Rate Period in accordance with the specific formula and other provisions set forth in the Base Rates Supplement No. 1 dated April 15, 2020 (the “Base Rates Supplement”).

For more information on the determination of the Base Rate, see “Terms and Provisions Applicable to USD LIBOR Notes, Term SOFR Notes and Compounded SOFR Notes—Compounded SOFR Notes” in the Base Rates Supplement.

Compounded SOFR Convention:	Payment Delay Convention

Interest Periods:

During the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the original settlement date) to, but excluding, the next Interest Payment Date.

During the Floating Rate Period, each quarterly period from, and including, an Interest Period Demarcation Date (or, in the case of the first Interest Period during the Floating Rate Period, June 19, 2040) to, but excluding, the next Interest Period Demarcation Date (or, in the case of the final Interest Period, the Maturity Date or, if the Notes are redeemed, the redemption date).

Interest Period Demarcation Dates:	The 19th of each March, June, September, and December, commencing September 19, 2040 and ending on the Maturity Date or, if the Issuer elects to redeem the Notes prior to the Maturity Date, ending on the redemption date.

Interest Payment Dates:

During the Fixed Rate Period, June 19 and December 19 of each year, beginning December 19, 2020 and ending June 19, 2040.

During the Floating Rate Period, the second Business Day following each Interest Period Demarcation Date; provided that the Interest Payment Date with respect to the final Interest Period will be the Maturity Date or, if the Notes are redeemed, the redemption date.

Rate Cut-Off Date:

The second U.S. Government Securities Business Day prior to the Maturity Date or redemption date, as applicable.

For purposes of calculating Compounded SOFR with respect to the final interest period, the level of SOFR for each U.S. Government Securities Business Day in the period from, and including, the Rate Cut-Off Date to, but excluding, the Maturity Date or redemption date, as applicable, shall be the level of SOFR in respect of such Rate Cut-Off Date.

Day Count Convention:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Business Days:	During the Fixed Rate Period, New York/Charlotte During the Floating Rate Period, New York/Charlotte and U.S. Government Securities Business Day
Business Day Convention:	During the Fixed Rate Period, Following Unadjusted Business Day Convention During the Floating Rate Period, Modified Following Business Day Convention (Adjusted)

Treasury Benchmark:	20 year U.S. Treasury, due May 15, 2040

Treasury Yield:	1.092%

Treasury Benchmark Price:	100-19

Spread to Treasury Benchmark:	135 bps

Reoffer Yield:	2.442%

Listing:	None

Lead Manager and Sole Book-Runner:	BofA Securities, Inc.

Senior Co-Managers:

ANZ Securities, Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens Capital Markets, Inc.

Commerz Markets LLC

Commonwealth Bank of Australia

Credit Agricole Securities (USA) Inc.

DBS Bank Ltd.

HSBC Securities (USA) Inc.

Huntington Securities, Inc.

ICBC Standard Bank Plc

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

Nomura Securities International, Inc.

Nordea Bank ABP

Rabo Securities USA, Inc.

RB International Markets (USA) LLC

Regions Securities LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

SG Americas Securities, LLC

UniCredit Capital Markets LLC

Westpac Capital Markets LLC

Junior Co-Managers:	Cabrera Capital Markets, LLC C.L. King & Associates, Inc. Loop Capital Markets LLC Mischler Financial Group, Inc. Roberts & Ryan Investments, Inc. Telsey Advisory Group LLC

CUSIP:	06051GJE0

ISIN:	US06051GJE08

Concurrent Offering:	$2,750,000,000 1.898% Fixed/Floating Rate Senior Notes, due July 2031

Optional Redemption:

The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on June 19, 2040, or (b) in whole at any time or in part from time to time, on or after May 17, 2041 and prior to the Maturity Date, in each case, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after January 23, 2021 (or, if additional Notes are issued after July 23, 2020, beginning six months after the issue date of such additional Notes), and prior to June 19, 2040, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii) as determined by the quotation agent described below, the sum of the present values of (a) the principal amount of the Notes to be redeemed, as if paid on June 19, 2040 and (b) the scheduled payments of interest on the Notes to be redeemed, that would have been payable from the redemption date to June 19, 2040, in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 25 basis points, minus interest (on the Notes to be redeemed) accrued to, but excluding, the redemption date, plus, in either case of (i) or (ii) above, accrued and unpaid interest, if any, on the principal amount of the Notes being redeemed to, but excluding, the applicable redemption date.

Notwithstanding the foregoing, any interest on Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of the Notes and the Senior Indenture.

“treasury rate” means, with respect to any redemption date, the rate per annum equal to: (1) the yield, under the heading that represents the average for the week immediately prior to the calculation date, appearing in the most recently published statistical release appearing on the website of the Board of Governors of the Federal Reserve System or in another recognized electronic source, in each case, as determined by the quotation agent in its sole discretion, and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, for the maturity corresponding to the applicable comparable treasury issue; provided that, if no maturity is within three months before or after June 19, 2040, yields for the two published maturities most closely corresponding to the applicable comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week immediately prior to the calculation date or does not contain such yields, the semi-annual equivalent yield to maturity or interpolated maturity (on a day-count basis) of the comparable treasury issue, calculated using a price for the applicable comparable treasury issue (expressed as a percentage of its principal amount) equal to the related comparable treasury price for such redemption date.

The treasury rate will be calculated by the quotation agent on the third business day preceding the applicable redemption date of the Notes.

In determining the treasury rate, the below terms will have the following meaning:

“comparable treasury issue” means, with respect to any redemption date, the U.S. Treasury security or securities selected by the quotation agent as having an actual or interpolated (on a day-count basis) maturity comparable to the remaining term of the Notes to be redeemed, as if such Notes matured on June 19, 2040, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes as if such Notes matured on June 19, 2040.

“comparable treasury price” means, with respect to any redemption date, (1) the average of the reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, provided that the quotation agent obtains five reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

“quotation agent” means BofA Securities, Inc., or its successor, or, if that firm is unwilling or unable to select the comparable treasury issue, an investment bank of national standing appointed by the Issuer.

“reference treasury dealer” means (1) BofA Securities, Inc., or its successor, unless that firm ceases to be a primary U.S. government securities dealer in New York City (referred to in this term sheet as a “primary treasury dealer”), in which case the Issuer will substitute another primary treasury dealer and (2) four other primary treasury dealer(s) that the Issuer may select.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the applicable comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

Unless the Issuer defaults on payment of the applicable redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If fewer than all of the Notes are to be redeemed, for so long as such notes are in book-entry only form, such Notes to be redeemed will be selected in accordance with the procedures of The Depository Trust Company.

Because BofA Securities, Inc. is, and any successor to BofA Securities, Inc. will be, an affiliate of the Issuer, the economic interests of BofA Securities, Inc. or its successor may be adverse to your interests as a holder of the Notes subject to the Issuer’s redemption, including with respect to certain determinations and judgments it must make as quotation agent in the event that the Issuer redeems the Notes before their maturity pursuant to the “make-whole” optional redemption described above.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Pricing Supplement, Base Rates Supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including additional information about SOFR as well as risks relating to SOFR. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the Pricing Supplement, Base Rates Supplement, the prospectus supplement, and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@bofa.com.